Exhibit 12(a)

                          XEROX CREDIT CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                ($ In Millions)

                                          Year Ended December 31,
                                 2000      1999      1998      1997      1996

Income before income taxes      $ 142     $ 180     $ 137     $ 123     $ 123

Fixed charges:
  Interest expense
    Xerox debt                     13        32        23         3         5
    Other debt                    274       211       217       214       199
      Total fixed charges         287       243       240       217       204
Earnings available for
  fixed charges                 $ 429     $ 423     $ 377     $ 340     $ 327

Ratio of earnings to
  fixed charges (1)              1.50      1.74      1.57      1.57      1.60



(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.